Exhibit 21.1

CarGurus Ireland Limited, an Irish Private Company Limited by Shares

CarGurus UK Limited, a U.K. Private Limited Company

CarGurus Canada, Inc., a company incorporated under the laws of the Province of British Columbia

CarGurus Securities Corp., a Massachusetts corporation

CGSC, Inc., a Massachusetts corporation